

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

September 11, 2009

Mr. Bo Linton
President
Clean Energy and Power, Inc.
409 North Pacific Coast Highway
Suite 799
Redondo Beach, California 90277

> **Re: Clean Energy and Power, Inc.
> Item 4.01 Form 8-K
> Filed: July 23, 2009
> File No. 0-30448**

Dear Mr. Linton:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director